Exhibit 99.1

News Release
For Immediate Release

D. Medical to Release Fiscal 2010 Third Quarter Financial Results
on November 24 - Conference Call to Follow

Tirat Carmel, Israel – November 17, 2010 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMDC)("D. Medical"), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, expects to announce its fiscal 2010 third quarter financial results prior to The NASDAQ Capital Market opening on Wednesday, November 24, 2010.

D. Medical is pleased to invite all interested parties to participate in a conference call on November 24, 2010 at 8:30 a.m. (Eastern Standard Time) during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 877-312-5445 (within the United States) or 253-237-1128 (outside of the United States) several minutes prior to the beginning of the call. The call will also be webcast live and archived for 30 days on D. Medical’s website at http://www.dmedicalindustries.com under the "Events" tab in the Investors section.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, please visit http:www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release may contain forward-looking statements that involve risks and uncertainties. These statements include, inter alia, forecasts, goals, uncertainties and assumptions. The forward-looking statements are based on our current expectations and beliefs which are based on, among other things, our analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  If one or more of these risks and/or uncertainties materializes, or if the underlying assumptions prove to be incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them will transpire or occur, what impact it will have on our results of the operations or financial condition. We do not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 905-690-2400
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il